UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 4)*

LEAF GROUP LTD.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

52177G102
(CUSIP Number)

Osmium Partners, LLC
300 Drakes Landing Road, Suite 172
Greenbrae, CA 94904
Attention: John H. Lewis
Telephone: (415) 785-4044
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 52177G102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

John H. Lewis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		1,132,149
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		1,132,149
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,132,149
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

4.3%
12.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 52177G102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		1,132,149
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		1,132,149
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,132,149
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

4.3%
12.	Type of Reporting Person (See Instructions)

IA, OO

CUSIP No. 52177G102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Capital, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		499,092
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		499,092
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

499,092
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

1.9%
12.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 52177G102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Capital II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		211,315
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		211,315
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

211,315
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

0.8%
12.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 52177G102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Spartan, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		151,881
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		151,881
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

151,881
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

0.6%
12.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 52177G102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Diamond, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		269,861
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		269,861
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

269,861
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

1.0%
12.	Type of Reporting Person (See Instructions)

PN

EXPLANATORY NOTE

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on February 4, 2019, as amended on March 4, 2019, March 13, 2019 and April 16, 2019, by the Reporting Persons (as amended from time to time, the “Schedule 13D”) relating to their beneficial ownership in Leaf Group Ltd. (“Leaf” or the “Issuer”). Except to the extent set forth in this Amendment, all information disclosed in the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. On August 16, 2019, the Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of Common Stock of the Issuer as a result of the expiration of certain unexercised options. The filing of this Amendment No. 4 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

ITEM 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Persons beneficially own:

            (i) Fund I directly owns 499,092 shares of Common Stock representing 1.9% of all of the outstanding shares of Common Stock of the Issuer.

            (ii) Fund II directly owns 211,315 shares of Common Stock representing 0.8% of all of the outstanding shares of Common Stock of the Issuer.

            (iii) Fund III directly owns 151,881 shares of Common Stock representing 0.6% of all of the outstanding shares of Common Stock of the Issuer.

            (iv) Fund IV directly owns 269,861 shares of Common Stock representing 1.0% of all of the outstanding shares of Common Stock of the Issuer.

            (v) Osmium Partners, as the general partner of each of the Funds, may be deemed to beneficially own the 1,132,149 shares of Common Stock held by them representing 4.3% of all of the outstanding shares of Common Stock of the Issuer.

            (vi) Mr. Lewis individually owns no shares of Common Stock. Mr. Lewis may also be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Osmium Partners.

            (vii) Collectively, the Reporting Persons beneficially own 1,132,149 shares of Common Stock representing 4.3% of all of the outstanding shares of Common Stock of the Issuer.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

The percentages set forth in this response are based on the 26,070,117 shares of Common Stock outstanding as of June 30, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 as filed with the SEC on August 5, 2019.

(b) Osmium Partners and Mr. Lewis may be deemed to share with Fund I, Fund II, Fund III and Fund IV (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 499,092 shares of Common Stock, 211,315 shares of Common Stock, 151,881 shares of Common Stock and 269,861 shares of Common Stock reported herein, respectively.

(c) None

(d) None

(e) On August 16, 2019, the Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of Common Stock of the Issuer as a result of the expiration of certain unexercised options. The filing of this Amendment No. 4 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2019

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
Osmium Diamond, LP

By: /s/ John H. Lewis
John H. Lewis, for himself and as
Managing Member of Osmium
Partners, LLC, for itself and as
General Partner of Osmium
Capital, LP, Osmium Capital II,
LP and Osmium Spartan, LP

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on February 4, 2019).

Exhibit 2	Letter to Board of Directors dated March 4, 2019 (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed by the Reporting Persons on March 4, 2019).

Exhibit 3	Letter to Board of Directors dated March 12, 2019 (incorporated by reference to Exhibit 3 to the Schedule 13D/A filed by the Reporting Persons on March 13, 2019).

Exhibit 4	Form of Nomination Agreement (incorporated by reference to Exhibit 4 to the Schedule 13D/A filed by the Reporting Persons on March 13, 2019).

Exhibit 5	Letter to Board of Directors dated April 16, 2019 (incorporated by reference to Exhibit 5 to the Schedule 13D/A filed by the Reporting Persons on April 16, 2019).